3480 PEACHTREE ROAD
ATLANTA, GA 30326
404-747-6800
TYLERCOMMUNICATIONS.NET


January 25, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12476)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Tyler Communications Inc.,
(the "Company") respectfully requests the withdrawal of its Offering
Statement on
Form 1-A (File No. 024-12476), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on December 31, 2024.

The Offering Statement relates to the public offering of the Company's Common Stock (the "Common Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has errors in the Offering Statement. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,



Dr. Tony Tyler, CEO
Tyler Communications Inc.